As filed with the Securities and Exchange Commission on May 13, 1996

                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ---------------------------

                             UNIVERSAL HOLDING CORP.
             (Exact name of registrant as specified in its charter)

                           ---------------------------

                                    NEW YORK
                        --------------------------------
                          (State or other jurisdiction
                        of incorporation or organization

                                    6719/6311
                        --------------------------------
                          (Primary Standard Industrial
                           Classification Code Number)

                                   11-2580136
                        --------------------------------
                                (I.R.S. Employer
                               Identification No.)

                             Universal Holding Corp.
                              Mt Ebo Corporate Park
                               Brewster, NY 10509
                                  914-278-4094

     (Address, including zip code, and telephone number, including area code of registrant's principal executive office)

                          Richard A. Barasch, President
                             Universal Holding Corp.
                              Mt Ebo Corporate Park
                               Brewster, NY 10509
                                  914-278-4094

                                 With a copy to

                                Irving I. Lesnick
                          Harnett Lesnick & Ripps, P.A.
                          7251 West Palmetto Park Road
                              Boca Raton, FL 33433
                                  407-368-1995

     (Address, including zip code, and telephone number, including area code of agent for service)

Approximate date of Commencement of proposed sale to the public: as soon as practicable following the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, (the "1933 Act") check the following box: [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 1 (a)(1) of this Form, check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the 1933 Act, please check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the 1933 Act, check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

=======================================================================================================
Title of each class                       Proposed maximum        Proposed maximum
of securities to be       Amount to be      offering price       aggregate offering        Amount of
    registered            registered          per unit                 price           registration fee
========================================================================================================
Common Stock, par
value $0.01 per share      1,897,500          $2.50(1)             $4,743,750(1)            $1,635.78

(1) Estimated solely for the purpose of computing the Registration Fee, based upon the average of high and low reported trades over five days before filing.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             UNIVERSAL HOLDING CORP.

Cross Reference Sheet showing the location in the Prospectus of information required by items of Form S-2.

 1. Forepart of the Registration
      Statement and Outside Front Cover
      Page of Prospectus................................   Facing Page, Cross
                                                             Reference Sheet and
                                                             Cover Page of
                                                             Prospectus

 2. Inside Front and Outside Back
      Cover Pages of Prospectus.........................   Inside Front and
                                                             Outside Back Cover
                                                             Page; Available
                                                             Information;
                                                             Documents
                                                             Incorporated by
                                                             Reference

 3. Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges

    (a) Summary ........................................   Prospectus Summary

    (b) Address and Telephone Numbers ..................   Prospectus Summary

    (c) Risk Factors ...................................   Risk Factors

    (d) Ratio of Earnings to Fixed
         Charges .......................................   Not Applicable

 4. Use of Proceeds.....................................   Use of Proceeds

 5. Determination of Offering Price.....................   Not Applicable

 6. Dilution............................................   Not Applicable

 7. Selling Security Holders............................   Not applicable

 8. Plan of Distribution ...............................   Description of Plans
                                                             Under Which Common
                                                             Stock is Being
                                                             Offered

 9. Description of Securities to be
      Registered........................................   Description of
                                                             Securities

10. Interest of Named Experts and
      Counsel...........................................   Legal Matters and
                                                             Experts

11. Information with Respect to the
      Registrant .......................................   Documents
                                                             Incorporated by
                                                             Reference


12. Incorporation of Certain
      Information by Reference..........................   Documents
                                                             Incorporated by
                                                             Reference

13. Disclosure of Commission Position
      on Indemnification for Securities
      Act Liabilities...................................   Not applicable

                   Subject to Completion -- Dated May 13, 1996

                                1,897,500 SHARES

                             UNIVERSAL HOLDING CORP.

                                  COMMON STOCK

1,897,500 shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock") will be offered for sale pursuant to the following plans (the "Capital Plans") maintained by the Company:

          (i) 200,000 shares to agents of the Company's subsidiaries and others pursuant to its Non-qualified Stock Option Plans for Agents and Others ("NQSOP");

          (ii) 878,500 shares to employees of the Company and its subsidiaries pursuant to the Company's Incentive Stock Option Plan, ("ISOP");

          (iii) 500,000 shares to qualifying agents of the Company pursuant to its Agents Stock Purchase Plan ("ASPP");

          (iv) 250,000 shares to the Trustee of the Company's Deferred Compensation Plan for Agents ("DCP"); and

          (v) 69,000 shares to directors of the Company pursuant to the Company's Stock Option Plan for Directors ("SOPD").

In the case of sales pursuant to the NQSOP, ISOP, and the SOPD, the Common Stock will be offered at the option price provided in the particular grants under the applicable Plan. In case of sales to the Trustee under the DCP, the Common Stock will be offered at the Market Price, defined below. In the case of sales pursuant to the ASPP, the Common Stock will be offered and sold at the Bid Price, defined below.

     The "Market Price" shall be the average of the closing price reported on Nasdaq on each day during such twenty (20) day period on which a sale is so reported and the "Bid Price" as to each sale of Common Stock shall be the average of the closing Bid Price reported on Nasdaq and each of the twenty (20) trading days proceeding such sale.

     The entire proceeds of each such sale will be received by the Company with no underwriting commission or discounts. The Company is paying the expenses of the offering, estimated at $25,000.

    The Common Stock is listed on the Nasdaq National Market under the symbol "UHCO".

                           ---------------------------

             PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET
                            FORTH IN "RISK FACTORS".

                           ---------------------------


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
             SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURI-
               TIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                     PASSED UPON THE ACCURACY OR ADEQUACY OF
                        THIS PROSPECTUS. ANY REPRESENTA-
                            TION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                           ---------------------------

                The date of this Prospectus is ____________, 1996


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

     The Company is a holding company which owns certain insurance company subsidiaries domiciled in New York and Florida. The New York and Florida insurance laws provide that no person may acquire control of the Company, and thus indirect control of these insurance company subsidiaries, unless such person has given prior written notice to such insurance company subsidiaries and received the prior approval of the Superintendent of Insurance of the State of New York or the Insurance Commission of the State of Florida, as the case may be. Any purchaser or holder of voting securities of the Company possessing more than a specified portion of the voting power of such voting securities -- 10% or more under New York Law and 5% or more under Florida Law -- would be presumed to have acquired such control, unless the relevant state insurance regulatory agency, upon application, determines otherwise.

                                   ----------

                              AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices in Chicago (Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661) and in New York (Seven World Trade Center, 13th Floor, New York, New York 10048). Any interested party may obtain copies of all or any portion of such reports at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Additional information regarding the Company and the shares of Common Stock offered hereby is contained in the Registration Statement on Form S-2 and the exhibits (the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified and amplified, in all respects, by such reference. For further information, reference is made to the Registration Statement which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     The Company furnishes to the holders of its Common Stock and its publicly traded Common Stock Warrants, and will furnish to holders of its Common Stock, after the close of each fiscal year, annual reports containing audited financial statements with a report thereon by an independent certified public accountant. Quarterly reports containing unaudited financial information for the first three quarters of each fiscal year may be furnished by the Company to the holders of its Common Stock from time to time.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits. Requests should be made to:

                             Universal Holding Corp
                            Mount Ebo Corporate Park
                                Box Twenty Three
                            Brewster, New York 10509
                                 (914) 278-4094

                               PROSPECTUS SUMMARY

THE COMPANY AND ITS BUSINESS

     The Company is an insurance holding company representing the strategic combination of two life insurance companies, American Progressive Life and Health Insurance Company of New York ("American Progressive") and American Pioneer Life Insurance Company ("American Pioneer" and together with American Progressive, the "Insurance Subsidiaries"), and WorldNet Services Corp. ("WorldNet"), an international managed care company.

     Information about the Company, its subsidiaries and its business is set forth in the Company's Annual Report on Form 10-K, and, when applicable, its Quarterly Reports on Form 10-Q and its Current Reports, on Form 8-K, incorporated herein by reference. See "Documents Incorporated by Reference.

     The principal executive office of the Company is located of Mount Ebo Corporate Park, Box Twenty-Three, Brewster, New York 10509. The Company's telephone number is (914) 278-4094.

USE OF PROCEEDS

     The entire proceeds of this offering will be received by the Company, which will pay the cost of the Offering, estimated at $25,000. The proceeds will be used as working capital by the Company and its subsidiaries.

THE OFFERING

Securities Offered:  1,897,500 Shares of Common Stock, of which

                     200,000 shares are reserved for sale pursuant to the NQSOP, 878,500 shares are reserved for sale pursuant to the ISOP,

                     69,000 shares are reserved for sale pursuant to the SOPD,

                     500,000 shares are reserved for sale pursuant to the ASPP, and 250,000 shares are reserved for sale to the Trustee of the DCP.

Securities Outstanding Prior to the Offering:

         Common Stock                       6,957,532 Shares (1)
         Series B Preferred Stock           400 Shares
         1999 Warrants                      2,695,381(2)

Securities to be Outstanding after Completion of the Offering:

         Common Stock                       8,855,032 Shares (3)
         Series B Preferred Stock           400 shares
         1999 Warrants                      2,695,381(2)

(1) Does not include 1,897,500 shares of Common Stock reserved for issuance under the Plans, or 1,777,777 shares of Common Stock reserved for issuance on conversion of the Series B Preferred Stock.

(2) Each Warrant is exercisable for the purchase of one share of Common Stock for $1.00, subject to adjustment pursuant to anti-dilution provisions, and expires on December 31, 1999. 679,621 of the 1999 Warrants are registered under the Securities Act and the Exchange Act. See "Description of Securities" for a description of the Warrants.

(3) Does not include 1,777,777 shares of Common Stock reserved for issuance on conversion of the Series B Preferred Stock.

RISK FACTORS

     An investment in the securities offered hereby involves substantial risk. See "Risk Factors".

NASDAQ SYMBOLS

         Common Stock                       UHCO
         1999 Warrants                      UHCOW

                                  RISK FACTORS

     The securities being offered hereby involve substantial risks. Prospective investors, prior to making an investment, should carefully consider all of the information contained in this Prospectus and in particular the following risks and speculative factors inherent in and affecting the business of the Company and the Offering.

COMPETITION

     Most of the markets in which the Company competes are highly competitive. The Insurance Subsidiaries are in direct competition with a large number of insurance companies, many of which offer a greater number of products through a greater number of agents and have greater resources than the Company. This competitive environment could result in lower premiums, less favorable underwriting terms and conditions, loss of underwriting opportunities and reduced profitability.

     Increased public and regulatory concerns regarding the financial stability of insurance companies have resulted in policyholders placing greater emphasis upon company ratings and have created some measure of competitive advantage for insurance carriers with higher ratings. American Pioneer is currently rated "B+" and "BBBq" and American Progressive "B" and "Bq" by A.M. Best and Standard and Poors, respectively,1 which may have an adverse impact on their ability to compete with higher rated companies. If those ratings were downgraded from their current levels, sales of the Company's products could be adversely affected.

HEALTH CARE REFORM

     From time to time numerous proposals have been introduced in Congress and the state legislatures to reform the current health care system. Proposals have included, among other things, employer-based insurance systems, subsidized premiums for lower income people, "managed competition" among health plans, programs to regulate policy availability and affordability and public and private programs. Changes in health care policy could significantly affect the Company's health insurance business.

     Whether or not Congress passes any of these measures in the foreseeable future, it is likely that these items will reappear on the legislative agenda in the near future. Federal comprehensive major medical, if implemented, could partially or fully replace some of the Company's current products. Reform proposals also could involve standardization of major medical or long-term care coverages, impose mandated or target loss ratios or rate regulation, require the use of community rating or other means that limit the ability of insurers to differentiate among risks, or mandate utilization review or other managed care concepts to determine what benefits would be paid by insurers. These or other proposals could increase or decrease the level of competition among health insurers. In addition,

- ----------

     1 According to A.M. Best's published material, a "B+" or "B" rating is assigned to companies which, in its opinion, have achieved very good (B+) or adequate (B) overall performance when compared to the standards it has established. Such companies have a good (B+) or adequate (B) ability to meet their obligations to policyholders, but as to the (B) rating their financial strength may be susceptible to unfavorable changes underwriting or economic conditions.

     According to Standard & Poors' published material, a rating of BBB or B means that the Company is currently able to meet policyholder obligations, but as to the B rating, such ability is especially vulnerable to adverse economic and underwriting conditions. The addition of the qualifier "q" means that the rating is based solely on the rated company's publicly available information.

changes could be made in Medicare that could necessitate revisions in the Company's Medicare Supplement products. Other potential initiatives, designated to tax insurance premiums or shift medical care costs from government to private insurers, could have an adverse effect on the Company's business. The Company is unable to predict what changes to the country's health care system will be enacted, if any, or their effects on the Company's business.

     New York State enacted legislation in 1992 that requires all health insurance sold to individuals and groups with less than 50 employees, to be offered on an open enrollment and community rated basis effective April 1, 1993. This legislation has had a limited effect on the Company's business, primarily on the Medicare supplement and senior hospital cash business being written by American Progressive, as well as a limited amount of its other in force medical insurance. The adoption of similar legislation in certain other states, particularly where the Company writes or has in force major medical insurance in the issuance of which the Company relies upon medical underwriting could have an adverse effect and could require the Company to curtail or eliminate the writing of such business.

GOVERNMENT REGULATION

     American Progressive and American Pioneer are subject to regulation and supervision by the Insurance Departments of their domiciliary states, New York and Florida, as well as the Insurance Departments of each of the other states in which they are admitted. Such supervision and regulation are largely for the benefit and protection of policyholders and not shareholders. Such regulation and supervision by the Insurance Departments extend, among other things, to the declaration and payment of dividends, the setting of rates to be charged for certain accident & health insurance, the granting and revocation of licenses to transact business, approval of forms, establishment of reserve requirements, regulation of maximum commissions payable, and the form and content of statutorily-mandated financial statements.

     The Company is also regulated under the Insurance Holding Company Statutes of the States of New York and Florida. These laws require prior regulatory agency approval of changes in control of an insurer and of certain transactions within the holding company structure. The New York Insurance Law provides that no corporation or other person, except an authorized insurer, may acquire control of a New York domiciled insurer, such as American Progressive, or of the holding company of such an insurer, such as the Company, unless it has given notice to such insurer and has obtained prior written approval of the Superintendent of Insurance for such acquisition. Under the New York law, any owner of 10% or more of the outstanding voting securities of the Company would be presumed to have acquired control of the Company, unless such presumption is rebutted. The Florida Insurance Law requires any person acquiring 5% or more of the voting stock of a Florida domiciled insurance company, such as American Pioneer, or the holding company of such an insurer, such as the Company, to give notice to the Florida Insurance Commissioner before consummation of such acquisition, and provides that the Insurance Commissioner may prohibit or require reversal of such an acquisition in certain cases.

OTHER POSSIBLE CHANGES IN LEGISLATION

     Since insurance is a regulated business, with a high public profile, it is always possible that legislation may be enacted which would have an adverse effect on the Company's business.

     The statutory disability benefits insurance ("DBL") sold by American Progressive is mandatory pursuant to Article 9 of the New York Workers Compensation Law. This benefit has been revised by the New York State Legislature on several occasions since its adoption and the benefits provided under such statute have been increased. If future laws reduce the requirement for employers to provide this type of insurance, such laws might have an adverse effect on the Company's writing of DBL business. However, the Company is not aware that any such legislation is being actively considered by the New York State Legislature at this time.

     Another important portion of the Company's insurance business is the sale of deferred annuities and certain life insurance products, which are attractive to purchasers in part because policyholders generally are not subject to federal income tax on increases in the value of an annuity or life insurance contract until some form of distribution is made from the contract. From time to time, Congress has considered proposals to reduce or eliminate the tax advantages of annuities and life insurance which, if enacted, might have an adverse effect on the ability of the Company to sell the affected products in the future. The Company is not aware that Congress is actively considering any legislation that would reduce or eliminate the tax advantages of annuities or life insurance; however, it is possible that the tax treatment of annuities or life insurance could change by legislation or other means (for example, by Internal Revenue Service regulations or judicial decisions).

     Certain changes in insurance and tax laws and regulations could have a material adverse effect on the operations of insurance companies. Specific regulatory developments which could have a material adverse effect on the operation of the insurance industry include, but are not limited to, the potential repeal of the McCarran-Ferguson Act (which exempts insurance companies from a variety of federal regulatory requirements), and adoption of laws, such as those already in force in New York limiting insurer's ability to medically underwrite and rate health insurance policies or to exclude pre-existing conditions from coverage. In addition, the administration of such regulations is vested in state agencies which have broad powers and are concerned primarily with the protection of policyholders.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon the expertise of certain of the key officers of the Company and its subsidiaries, including Richard A. Barasch, Marvin Barasch and Gary W. Bryant. If the Company were to lose the services of any of these key officers, and they were not replaced by persons of similar ability and dedication, its business could be adversely affected. None of these key employees has an employment contract with the Company. The Company is the beneficiary of an insurance policy, issued by an unrelated insurer, with a face amount of $1 million, on the life of Richard A. Barasch.

INVESTMENT PERFORMANCE

     The assets of the Company are invested primarily in government and corporate fixed maturity securities and cash equivalents. Under GAAP, fixed maturity securities owned by life insurance companies are classified in three categories depending upon whether the Company intends to hold them until maturity, regards them as available for sale or intends to trade such securities. All of the fixed maturity securities held by the Insurance Subsidiaries are in the available for sale category and are carried at fair value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity" in the Documents Incorporated by Reference.

     The Company has invested in a limited number of non-investment grade fixed maturity securities, which provide higher yields than investment grade securities. Further information about these investments and disclosures as to any of the Company's investments which were in default with respect to either interest or principal is set forth in the Documents Incorporated by reference.

ASSET LIABILITY MATCHING

     The Company's investment policy is to balance the portfolio between long-term and short-term investments so as to continue to achieve investment returns consistent with the preservation of capital and maintenance of liquidity adequate to meet payment of policy benefits and claims. This asset liability matching policy includes the continuous analysis of market conditions and other factors pertaining to its invested assets. The Company maintains adequate amounts of cash and short-term investments to fund expected policy benefits and surrenders. It therefore does not have to sell securities for such purposes. However, it may decide to sell securities as a result of changes in interest rates, credit quality, prepayment speeds, or other similar factors. Moreover, a significant increase in market interest rates might result in a situation in which the Company is required to sell securities at depressed prices to fund such payments to policyholders. Since the Company classifies all of its fixed maturity portfolio as available for sale, which are carried at fair value, it is expected that these securities would be sold with no material impact on the net equity of the Company. As required by certain state insurance departments, the Company performs tests to assess the impact of various interest rate and lapse rate scenarios on the adequacy of the assets held to meet policyholder liabilities. The results of these tests are disclosed in the Documents Incorporated by Reference.

MORTALITY, MORBIDITY AND RESERVES

     Through underwriting and reinsurance, the Company has attempted to limit its mortality and morbidity exposure, and has established reserves for claims and future policy benefits based on accepted actuarial methodologies. There can be no assurance, however, that these reserves will prove to be correctly estimated so that the Company will not experience adverse mortality or morbidity experience which would result in operating losses.

RELIANCE ON REINSURANCE

     In order to reduce risk and to increase its underwriting capacity, the Company obtains reinsurance from reinsurers. The Company is subject to credit risk with respect to its reinsurers because reinsurance does not relieve the Company of its liability to its insureds for the risks ceded to reinsurers. Although the Company places its reinsurance with reinsurers it believes to be financially stable, a reinsurer's subsequent insolvency or inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on the Company.

     The amount and cost of reinsurance available to companies specializing in life and accident & health insurance are subject, in large part, to prevailing market conditions beyond the control of the Company. The Company's ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends to a significant extent upon its ability to obtain adequate reinsurance in amounts and at rates that will not adversely affect its competitive position.

     No assurances can be given as to the Company's ability to maintain its current reinsurance facilities, which generally are subject to annual renewals and 90-day cancellation. Such renewal or cancellation affects new business only, and the reinsurer remains liable on all business insured prior to non-renewal or cancellation as long as it remains in force. If the Company were unable to maintain or replace its reinsurance facilities upon their expiration and were unwilling to bear the associated increase in exposure on new business, the Company would need to reduce the amount of new business that it could underwrite.

WORLDNET'S LOSSES

     WorldNet has had operating losses since its inception in January 1992. Although management has reduced expenses of this subsidiary, no assurance can be given that WorldNet's losses will not continue to occur. The amount of such losses is disclosed in the Documents Incorporated by Reference.

CONTROL BY OFFICERS AND DIRECTORS AND BENEFITS TO BALP

     The officers and directors of the Company now own, directly and through Barasch Associates Limited Partnership ("BALP"), approximately 44% of the Company's outstanding stock entitled to vote for election of directors. This percentage may decrease upon completion of the Offering, but BALP will remain in control of the Company. Moreover, pursuant to the terms of a shareholder's agreement among BALP, Wand and certain partners in BALP, BALP has the right to require Wand to vote its shares for all directors designated by BALP, except one director, who will be designated by Wand. Accordingly, BALP will control the majority of the vote for all but one director for the foreseeable future.

     In addition, BALP and certain partners in BALP have options and warrants to purchase 2,632,020 additional shares of the Company's Common Stock, which, to the extent exercised, would increase the ownership of Common Stock by such persons.

     Accordingly, BALP is able to elect a majority of the Board of Directors of the Company and to approve or disapprove any corporate action submitted to a vote of the Company's shareholders.

POSSIBLE ANTI-TAKEOVER EFFECTS OF THE RESTATED CERTIFICATE OF INCORPORATION

     The Company's Restated Certificate of Incorporation contains certain provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder of the Company might consider to be in the best interest of the Company or its shareholders. These provisions:
(a) classify the Company's Board of Directors into three classes, each of which serves for a different three-year period, and (b) require the affirmative vote of two-thirds of the voting power of all outstanding shares of Common Stock (rather than the 50% provided by statute), for approval of a merger or consolidation of a corporation in certain cases. In addition, the New York Business Corporation Law contains certain anti-takeover provisions. See "Description of Securities--Certain Provisions of Certificate of Incorporation, Bylaws and New York Law".

     The Restated Certificate of Incorporation also gives the holders of the Series B Preferred Stock the right to require the shares to be redeemed if the Company is party to a merger or consolidation or to certain sales of assets.

     See the Documents Incorporated by Reference for a discussion of the requirement of insurance department approval of any acquisition of control of the Company, which may have the effect of discouraging any such acquisition.

MARKET IN PUBLICLY TRADED SECURITIES

     The Company's Common Stock is currently listed on the Nasdaq National Market. See the Documents Incorporated by Reference for information as to its average daily trading volume.

EFFECT OF FUTURE SALES OF ADDITIONAL SHARES

     The following shares of the Company's Common Stock are, or when issued will be, freely tradeable on the over-the-counter market: (i) The Common Stock being registered, (ii) the Company's presently outstanding Common Stock which have been registered under the Securities Act, and (iii) the 679,621 shares of such Common Stock which will be issuable upon exercise of the 1999 Warrants which are so registered.

     In addition, (i) those outstanding shares of Common Stock which have not been registered under the Securities Act (ii) the shares of Common Stock issuable pursuant to the 2,015,760, 1999 Warrants which are not registered under the Securities Act, and (iii) the 1,777,777 shares of Common Stock issuable upon conversion of the outstanding Series B Preferred Stock are, or may become, eligible for sale by certain holders either (x) under Rule 144 of the Securities Act, subject to the volume and timing requirements of Rule 144 or (y) pursuant to registration rights granted to the holders thereof. The Company may also at any time in the future issue additional Common Stock or securities convertible into Common Stock, in transaction which are registered under the Securities Act or in transactions, exempt from such registration. In either case, the resulting Common Stock would either immediately be freely tradeable or may become so tradeable in the future.

     An increase in the number of shares of Common Stock that become available for sale in the public market may adversely affect the trading price of the Common Stock in the public market and could impair the Company's ability to raise additional capital through the future sale of its equity securities.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby will be used by the Company for working capital.

         DESCRIPTION OF PLANS UNDER WHICH COMMON STOCK IS BEING OFFERED

     NON-QUALIFIED STOCK OPTION PLAN FOR AGENTS AND OTHERS ("NQSOP"). 200,000 shares of Common Stock will be offered for sale to agents of the Company's subsidiaries and others pursuant to its Non-qualified Stock Option Plan for Agents and Other ("NQSOP"). This Plan, adopted by the Board of Directors of the Company on December 14, 1995, allows the Board to grant options to purchase Common Stock to agents of the Company's insurance company subsidiaries and to other persons as to whom the Board believes the grant of such options will serve the best interests of the Corporation. The Plan prohibits the grant of options thereunder to officers, directors or employees of the Company or any of its subsidiaries while they are serving as such. No options may be granted to agents of American Progressive unless the New York State Superintendent of Insurance has approved or non-disapproved such grant. The exercise price to be provided in options granted under the Plan is the closing price reported on the Nasdaq system on the date of the grant (or the next preceding business day), or, if no closing price is reported, the average between the bid and asked prices so reported on such date. Options granted under the NQSOP will have durations, fixed by the Board, not to exceed ten (10) years and shall be transferable. The Board has discretion to fix (i) any vesting conditions, (ii) administrative provisions, (iii) anti-dilution provisions, and (iv) other provisions deemed desirable by the Board, as well as to amend any provision fixed by it, provided that no change or amendment shall adversely affect the option holder with respect to the exercise price, vesting conditions, and duration of a grant once made.

     INCENTIVE STOCK OPTION PLAN ("ISOP"). 878,500 shares of Common Stock will be offered for sale to employees of the Company and its subsidiaries pursuant to the Company's Incentive Stock Option Plan ("ISOP"). The ISOP was approved by the shareholders of the Company in April 1983 and amended in May 1987, June 1989, June 1994 and June 1995. It is intended to provide an additional means of providing incentive to executives and other "key salaried employees" of the Company (which is defined under Section 422 of the Tax Code as employees of the Company and its subsidiaries).

     ISOP grants, within the limits of the Option Plan, the recipients of options, the number of options to be granted under the Plan and the purchase price and terms of each option, are determined, in its discretion, by the Board of Directors of the Company, on the recommendation of the Compensation Committee, except that in the case of options granted for services to American Progressive, such determination must be made on the recommendation of the Board of Directors of that subsidiary. The price for the shares covered by each option is required to be not less than 100% of the fair market value at the date of grant. Options expire five years (if granted prior to June 1994) or 10 years (if granted after that date) from the date of grant or termination and become exercisable in installments as determined by the Board of Directors, commencing one year after date of grant.

     STOCK OPTION PLAN FOR DIRECTORS("SOPD"). 69,000 shares of Common Stock will be offered for sale pursuant to the Company's Stock Option Plan for Directors ("SOPD"). The SOPD, which was approved by the Company's shareholders in 1992, authorizes the Board to grant an option to purchase 1,000 shares of Common Stock to each director of the Company who has completed a year of service as a Director since the date of the last grant. Options under the SOPD are granted at the market value of the Common Stock on the day of the grant, become exercisable one year after they are granted and expire 10 years after.

     AGENTS STOCK PURCHASE PLAN ("ASPP"). 500,000 shares of Common Stock will be offered for sale to qualifying agents of the Company pursuant to its Agents Stock Purchase Plan ("ASPP"). In order to qualify for participation in this Plan, an agent must meet certain qualifications established by the Company from time to time. Agents of American Progressive can not participate until their participation is approved or non-disapproved by the New York Superintendent of Insurance. Qualifying agents may purchase shares under the ASPP no more frequently then quarterly. Shares may be purchased under the ASPP only in whole numbers of shares, and payment must be made upon delivery of the certificates for the shares. Shares purchased under the ASPP may not be transferred, except by gift, for six months after purchase. The Company may decline to accept further orders from an agent if it believes that the agent is using the Plan to purchase shares other than for bona-fide long term investment. Shares will be sold under the ASPP at a price equal to their "Bid Price," which is defined by the Plan as the average of the closing Bid Price reported on Nasdaq, if any, on each of the twenty (20) trading days proceeding such sale.

     DEFERRED COMPENSATION PLAN ("DCP"). 250,000 shares of Common Stock will be offered for sale to the Trustee of the Company's Deferred Compensation Plan for Agents ("DCP"). Under this Plan, agents of the Company's insurance subsidiaries may elect to defer receipt between 5% and 100% of the commission they thereafter earn as such agents, which deferral will be matched by a contribution by the applicable subsidiary of 50% of the amount of the deferral, up to a maximum of 5% of the agent's commissions. Both the agent's participation in the Plan and the Company's obligation to match the agent's deferral are subject to the agent satisfying and continuing to satisfy minimum earning, production and persistency standards. The DCP Plan provides that the amounts contributed by the Company match vest over a period of years, if the agent continues to qualify for participation. Half of all amounts forfeited because of failure of agents to meet the vesting requirements are reallocated to those participants who continue to qualify.

     The amount of the deferral and the Company match as to each participant is assumed to be invested in Company Common Stock, and the amount which each participating agent can withdraw will vary with changes in the market value of the Common

Stock. To aid in the administration of the DCP the Company has elected to make payments to a trustee equal to the amount of the deferrals and the Company match. The trust will use the amount paid to him to purchase Common Stock either in the open market or from the Company pursuant to their Offering, and will sell shares of Common Stock when required to fund withdrawals from the DCP or will distribute shares of Common Stock in kind. The amounts paid and received by such trustee will be used to determine the market value of the participants' interests. Notwithstanding the establishment of the trust, the assets in the trust are the sole property of the Company and the participating agents upon their withdrawal from the Plan, will be general creditors of the Company for the value of their interest in the Plan.

                            DESCRIPTION OF SECURITIES

GENERAL

     Set forth below is a description of the material terms and provisions of the equity securities of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Bylaws, as amended (the "Bylaws"), of the Company. The Certificate of Incorporation and the Bylaws are filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

PREFERRED STOCK

     The Company is authorized to issue 2,000,000 shares of Preferred Stock. The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The only series of preferred stock outstanding is the Series B Preferred Stock. There are presently no plans, agreements or understandings for the authorization or issuance of any additional shares of preferred stock.

     Series B Preferred Stock

     Effective as of December 30, 1994, 400 shares of Series B Preferred Stock were issued and are now outstanding, which may be converted into 1,777,777 shares of Common Stock.

     Until converted, the Series B Preferred Stock ranks pari passu with the Common Stock with respect to dividend rights, and ranks prior to the Common Stock and any other class of capital stock or series of preferred stock later created, with respect to redemption rights and rights on liquidation, winding up and dissolution of the Company.

     Each share of Series B Preferred Stock is convertible into Common Stock, at the election of the holder. The Company may elect to redeem such shares if the Company has raised at least $8 million by the sale of Common Stock at a price of not less than $2.25 per share. For purposes of the conversion, each share of Series B Preferred Stock is to be valued at ten thousand dollars ($10,000.00) per share, to be converted to the equivalent number of shares of Common Stock at a conversion price of $2.25 per share (subject to certain anti-dilution and other adjustments).

     Each holder of Series B Preferred Stock is entitled to vote on all matters as to which shareholders of the Company are entitled to vote and to cast a number of votes equal to the greatest number of whole shares of Common Stock into which the holder's shares of Series B Preferred Stock is then convertible. The holders of Series B Preferred Stock have the right, voting separately as a class, to elect one director to the Board of Directors of the Company which, so long as any shares of Series B Preferred Stock remain outstanding, will consist of no more than 10 directors. See "Certain Relationships and Related Transactions--Wand/Midland Transaction" for a discussion of the shareholders' agreement giving Wand the right to designate a director after the conversion.

COMMON STOCK

     The Company is authorized to issue 20,000,000 shares of Common Stock, par value of $.01 per share. As of December 31, 1995, the Company had 6,957,532 issued and outstanding shares of Common Stock and 5,621,658 shares reserved for issuance pursuant to outstanding options and warrants and the conversion of the Series B Preferred Stock. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors from assets legally available for that purpose and are entitled at all meetings of shareholders to one vote for each share held by them, without provision for cumulative voting. In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Stock, after payment of the amount, if any, distributable to the holders of preferred stock, are distributable among them according to their respective holdings. The Common Stock is not redeemable and has no preemptive rights. The Shares and all of the outstanding shares of Common Stock are fully paid and nonassessable.

     The Common Stock ranks pari passu with the Series B Preferred Stock with respect to dividend rights, but is subject to liquidation preference in favor of the Series B Preferred Stock and may be subject to dividend and liquidation preference in favor of any other preferred stock which may hereafter be issued.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BYLAWS AND NEW YORK LAW

     The Company's Restated Certificate of Incorporation provides for the election of directors for terms of three years, staggered so that one-third of the directors are elected each year. Such staggered voting tends to make it more difficult to change control of the Company through proxy solicitation than would be the case if all directors were elected annually. The Company's Restated Certificate of Incorporation does not provide for cumulative voting; accordingly, the holders of a majority of the shares voting each year can elect all of the directors being elected in such year.

     The Company's Restated Certificate of Incorporation provides that a merger or consolidation of the Company with another corporation (the "Acquiror") which, together with its affiliates (as defined in the Restated Certificate of Incorporation) owns or controls, directly or indirectly, 5% or more of outstanding voting power of the Company, or the sale of substantially all of the Company's assets or business to the Acquiror, shall require the affirmative vote of the holders of two-thirds of the voting power of all outstanding shares of the Company's outstanding Common Stock, unless (a) such transaction was approved by resolution of the Company's Board of Directors prior to the acquisition of 5% of the outstanding shares by the Acquiror or its affiliates or (b) the Company owns 50% or more of the total voting power of the Acquiror.

     The Restated Certificate of Incorporation also requires the approval by the vote of the holders of two-thirds of the total voting power of all outstanding shares of any amendment which alters those sections which (a) provide for staggered three (3) year terms for directors, (b) prohibit shareholders from taking action by writing, in lieu of meetings, or (c) mandate shareholder meetings upon the call of the Chairman of the Board or the President, or at the request of a majority of the directors or at the request of holders of two-thirds of the entire capital stock issued, outstanding and entitled to vote.

     The Company is subject to several anti-takeover provisions under New York law that apply to certain public corporations, including those organized under New York law, namely Section 912 (Requirements Relating to Certain Business Combinations) and Article 16 (Security Takeover Disclosure Act) of the New York Business Corporation Act. Among other things, these provisions prohibit a publicly-held New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless (a) the business combination is approved by a majority of the non-interested shareholders, (b) the transaction in which such person became an interested shareholder was approved by the Board of Directors of the corporation, or (c) the cash and other consideration to be issued to the holder of each share of common stock of the corporation, valued as provided in the statute, is at least equal to a per share value determined in a manner, and as of a date, provided in the statute. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last five years) 20% or more of the corporation's voting stock.

     These provisions also require certain persons making a tender offer for a takeover bid for outstanding shares of certain New York corporations to file a registration statement with the Attorney General and with the corporation for whose stock the tender is being made. The registration statement should include the items designated in the statute. Additional requirements, as provided in the statute, apply to takeover bids not subject to the requirements of Section 14(d) of the Exchange Act. A "takeover bid" means the acquisition of or offer to acquire, pursuant to a tender offer or request or invitation for tenders, any equity security of a target company, if after acquisition, the offeror would, directly or indirectly, be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. A "takeover bid" does not include (a) bids made by a dealer for his or her own account in the ordinary course of business of buying and selling such security,
(b) an offer to acquire such equity security solely in exchange for other securities, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, in good faith and not for the purpose of avoiding this Section, and not involving any public offering of such other securities within the meaning of Section four of title one of the Securities Act of 1933,
(c) any other offer to acquire an equity security, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, from not more than fifty offerees, in good faith and not for the purpose of avoiding provisions of this article, or (d) any offer, where prior to making the offer, the offeror owns a majority of the voting equity securities of the target company.

WARRANTS

     1999 WARRANTS. Each of the 1999 Warrants entitles the holder to purchase one share of the Company's Common Stock at a price of $1.00 at anytime prior to December 31, 1999, subject to adjustments under anti-dilution provisions. 679,621 of the 1999 warrants are registered under the Exchange Act, and traded on Nasdaq under the symbol "UHCOW". The holders of the 2,015,760 unregistered 1999 Warrants have "piggy-back" and "demand" registration rights. However, all such persons who would have the right to register shares in this Offering have waived any such right.

     Each of the Warrants contain anti-dilution provisions in the event of certain capital changes.

     Holders of the Warrants have no voting rights and are not entitled to dividends with respect to such Warrants. In the event of liquidation, dissolution or winding up of the Company, holders of the Warrants are not entitled to participate in the Company's assets.

TRANSFER AGENT

     The transfer agent for the Company's Common Stock and the registered 1999 Warrants is American Stock Transfer & Trust Company.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Commission by the Company (File No. 0-11321) and all Annual Reports hereafter filed and amendments thereto.

     (b) All Quarterly Reports on Form 10-Q, and amendments thereto, hereafter filed with the Commission by the Company.

     (c) All Current Reports on Form 8-K, and amendments thereto, hereafter filed with the Commission by the Company.

     Any statement contained in a document incorporated by reference which is dated prior to the date of this Prospectus herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement in the Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in a document incorporated by reference which is dated subsequent to the date of this Prospectus modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this Prospectus.

     This Prospectus shall be accompanied by the Company's most recent Form 10-K as well as any Form 10-Q or Form 8-K filed for any period after the end of the year for which the Form 10-K was filed, as well as any amendments to any such Reports. The Company will provide to each person to whom this Prospectus is delivered upon written or oral request of such person, a copy of the documents incorporated by reference into this Prospectus (not including exhibits to such documents unless the exhibits are specifically requested). No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any offer or sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any date subsequent to the date hereof.

                                  LEGAL MATTERS

     Certain legal matters in connection with the validity of the securities offered hereby will be passed upon for the Company by the law firm of Harnett Lesnick & Ripps, P.A., of Boca Raton, Florida.

     Bertram Harnett, a shareholder in such law firm, may be deemed a beneficial owner of a limited partnership interest in BALP (which may be regarded as a controlling shareholder of the Company) and of an interest in the corporate general partner of BALP. Mr. Harnett and Irving I. Lesnick, another shareholder in such law firm, in the aggregate directly own 15,000 shares of the Company's Common Stock, and non-qualified options to acquire 25,000 additional shares of Common Stock. The law firm was paid $232,065 in 1995, on account of its legal services to, as well as reimbursement for disbursements made on behalf of, the Company.

                                     EXPERTS

     The financial statements and schedules of Universal Holdings Corp. and subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three year period ended December 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP on certain of such financial statements and schedules refers to Universal Holdings Corp.'s adoption of the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994.

     No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                             -----------------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION....................................................     2
PROSPECTUS SUMMARY.......................................................     3
RISK FACTORS.............................................................     4
USE OF PROCEEDS..........................................................     9
DESCRIPTION OF PLANS UNDER
  WHICH COMMON STOCK IS BEING
  OFFERED................................................................     9
    Non-Qualified Stock Option Plan for Agents
    and Others ("NQSOP").................................................    10
    Incentive Stock Option Plan ("ISOP").................................    10
    Stock Option Plan for Directors ("SOPD").............................    10
    Agents Stock Purchase Plan ("ASPP")..................................    11
    Deferred Compensation Plan ("DCP")...................................    11
DESCRIPTION OF SECURITIES................................................    11
DOCUMENTS INCORPORATED BY
REFERENCE................................................................    15
LEGAL MATTERS............................................................    16
EXPERTS..................................................................    16


                                1,897,500 Shares


                             UNIVERSAL HOLDING CORP.


                                  Common Stock


                            -------------------------

                                   PROSPECTUS

                            ------------------------


                                     , 1996

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses of issuance and distribution of the securities being offered are estimated, for purposes of this Offering, as follows:

Securities and Exchange Commission
  Registration Fee                                                  $ 1,250
NASD Fee (1)                                                         15,000
Legal fees and expenses                                               2,500
Blue Sky fees and expenses                                            1,000
Accounting fees and expenses                                          2,500
Printing                                                                750
Transfer agent fees                                                     --
Miscellaneous expenses                                                2,000
                                                                    -------
                                   Total                            $25,000

(1)  Fees are paid when securities are issued.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 722 and 723 of New York's Business Corporation Law ("BCL"), Article 16 of the Company By-Laws requires the Company to indemnify to the greatest extent allowed by law, each of its directors, officers and employees and persons serving as an officer, director, employee or agent of another Corporation at the Company's request, against liability (whether by judgment or settlement) and reasonable expenses (including attorney fees) necessarily incurred in defending any action or proceeding, brought or threatened against him, by reason of his service as such officer, director, employee or agent.

     The Company's Restated Certificate of Incorporation supplements the indemnification rights of directors under the Company By-Laws so that no director of the Corporation shall be held personally liable to the Corporation or to its shareholders for damages for any breach of duty while acting as director, unless (a) it is found, by a judgment of a court of competent jurisdiction, or by other adjudication, (i) that said breach of duty, whether an act or omission, was committed in bad faith, or involved intentional misconduct or knowing violation of the law; (ii) that said director personally gained a financial profit or other advantage to which the director was not legally entitled; or (iii) that the director's acts violated Section 719 of the Business Corporation Law; or that the act or omission was committed before the adoption of such provision on October 16, 1988.

Item 16.  Exhibits.

*3.1   Restated Certificate of Incorporation, consisting of:

            (i) Restated Certificate of Incorporation filed October 4, 1993, is incorporated by reference to Exhibit 3(a)(3), to Form 10-Q dated November 11, 1994;

            (ii) Certificate of Correction of Restated Certificate of Incorporation, dated December 13, 1993, is incorporated by reference to Exhibit 3(a)(2) to Form 10-K dated March 28, 1994; and

            (iii) Certificate of Amendment to Restated Certificate of Incorporation relating to Series B Preferred Stock, is incorporated by reference to Exhibit 3.2(III) to Form 8-K dated January 18, 1995.

*3.3 By-Laws, as amended, are incorporated by reference to Exhibit 3(b) to Form 10-K for 1989.

 4.2 The rights of holders of Common Stock are affected by the Restated Certificate of Incorporation as amended (See Exhibit 3.1 to this Registration Statement).

5 Proposed opinion of Harnett Lesnick & Ripps, P.A. regarding the legality of the securities being registered.

*10.1  Forms of 1999 Warrants:

            (i) Form of Warrant Certificate for Warrants registered under the Exchange Act of 1934, as amended, is incorporated by reference to
       Exhibit 4 to Current Report on Form 8-K dated July 24, 1992; and

            (ii) Form of Warrant Certificates for Warrants not so registered is incorporated by reference to Exhibit 4.2 to Form S-1 filed March 30, 1990, as amended by Warrant Exchange Agreement dated July 15, 1992, filed as Exhibit 28(i) to Current Report on Form 8-K dated July 24, 1992.

21     Subsidiaries of Registrant.

23.1   Consent of KPMG Peat Marwick LLP

23.2   Consent of Harnett Lesnick & Ripps, P.A.,

24     Powers of attorney (included on signature page).
- ----------
*  Incorporated by reference as indicated.

ITEM 17.  UNDERTAKINGS.

     1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     2. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made a post-effective amendment to this registration statement;

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1993;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent pos-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          3. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City and State of New York on the 3rd day of May, 1996.

                                          UNIVERSAL HOLDING CORP.

                                          By: /s/ RICHARD A. BARASCH,
                                              --------------------------------
                                                  Richard A. Barasch, President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the date indicated, by the following persons in the capacities and on the dates indicated:

     Each person whose signature appears below constitutes and appoints Richard
A. Barasch as his attorney-in-fact, with power of substitution for him in any and all capacities, to sign this registration statement and any amendments and post-effective amendments hereto, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

/s/ MARVIN BARASCH                                                   May 3, 1996
    -------------------------------------
    Marvin Barasch, Chairman and Director

/s/ MICHAEL BARASCH                                                  May 3, 1996
    -------------------------------------
    Michael Barasch, Director

/s/ RICHARD A. BARASCH                                               May 3, 1996
    -------------------------------------
    Richard A. Barasch, Chief Executive
    Officer, President and Director
    (Principal Executive Officer)

/s/ STUART BECKER                                                    May 3, 1996
    -------------------------------------
    Stuart Becker, Director

/s/ DAVID F. BOLGER                                                  May 3, 1996
    -------------------------------------
    David F. Bolger, Director

/s/ MARK M. HARMELING,                                               May 3, 1996
    -------------------------------------
    Mark M. Harmeling, Director

/s/ WALTER L. HARRIS,                                                May 3, 1996
    -------------------------------------
    Walter L. Harris, Director

/s/ HARRY B. HENSHEL,                                                May 3, 1996
    -------------------------------------
    Harry B. Henshel, Director

/s/ PATRICK MCLAUGHLIN                                               May 3, 1996
    -------------------------------------
    Patrick McLaughlin, Director

/s/ ROBERT A. WAEGELEIN,                                             May 3, 1996
    -------------------------------------
    Robert A. Waegelein, Senior Vice
    President and Chief Financial Officer
   (Principal Accounting Officer)

                                 EXHIBIT INDEX

Exhibit                       Description
- -------                       -----------
*3.1     Restated Certificate of Incorporation, consisting of:

                (i) Restated Certificate of Incorporation filed October 4, 1993, is incorporated by reference to Exhibit 3(a)(3), to Form 10-Q dated November 11, 1994;

               (ii) Certificate of Correction of Restated Certificate of Incorporation, dated December 13, 1993, is incorporated by reference to Exhibit 3(a)(2) to Form 10-K dated March 28, 1994; and

              (iii) Certificate of Amendment to Restated Certificate of Incorporation relating to Series B Preferred Stock, is incorporated by reference to Exhibit 3.2(III) to Form 8-K dated January 18, 1995.

*3.3 By-Laws, as amended, are incorporated by reference to Exhibit 3(b) to Form 10-K for 1989.

4.2 The rights of holders of Common Stock are affected by the Restated Certificate of Incorporation as amended (See Exhibit 3.1 to this Registration Statement).

5 Proposed opinion of Harnett Lesnick & Ripps, P.A. regarding the legality of the securities being registered.

*10.1    Forms of 1999 Warrants:

              (i) Form of Warrant Certificate for Warrants registered under the Exchange Act of 1934, as amended, is incorporated by reference to Exhibit 4 to Current Report on Form 8-K dated July 24, 1992; and

              (ii) Form of Warrant Certificates for Warrants not so registered is incorporated by reference to Exhibit 4.2 to Form S-1 filed March 30, 1990, as amended by Warrant Exchange Agreement dated July 15, 1992, filed as Exhibit 28(i) to Current Report on Form 8-K dated July 24, 1992.

21       Subsidiaries of Registrant.

23.1     Consent of KPMG Peat Marwick LLP

23.2     Consent of Harnett Lesnick & Ripps, P.A.,

24       Powers of attorney (included on signature page).
- ----------
*  Incorporated by reference as indicated.